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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Advanced Micro Devices, Inc.
Schedule TO
Filed February 20, 2014, amended February 26, 2014
File No. 005-07443

Ladies and Gentlemen:

On behalf of Advanced Micro Devices, Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Schedule TO, which was initially filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2014 (corrective filing on February 21, 2014) and amended by Amendment No. 1 on February 26, 2014 (as amended, the “Schedule TO”). Amendment No. 2 has been revised to reflect the Company’s responses to comments received in a letter dated February 28, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Schedule TO

1.	Please revise your disclosure responsive to Items 3, 4(b), 5, 6, 8 and 10 to include this disclosure in the offer document as delivered to security holders.

Response: In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 2 to include in the Offer To Purchase (the “OTP”) relevant information from Items 3, 4(b), 6, 8 and 10 that the Company believes would benefit note holders in their consideration of the tender offer. The Company hereby supplementally confirms to the Staff that it believes all relevant Item 5 information which would benefit note holders in their consideration of the tender offer is included in the OTP.

March 5, 2014

Offer to Purchase

Purpose of the Offer, page 6

2.	Please revise this section to describe the purpose for which you are conducting the offer. Your current disclosure simply describes your action in making the offer.

Response: In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 2 as requested.

Withdrawal of Tendered Notes, page 12

3.	Please revise this section to describe the withdrawal rights set forth in Rule 13e-4(f)(2)(ii).

Response: In response to the Staff’s comment, the Company revised the disclosures as requested in Amendment No. 2. to include the requested information regarding withdrawal rights set forth in Rule 13e-4(f)(2)(ii).

Conditions of the Tender Offer, page 13

4.	Refer to the fourth full condition on page 14. Revise your offer document to describe the “contemplated benefits of the offer” to you.

Response: In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 2 as requested.

5.	We note the language in the last paragraph in this section that your failure “at any time to exercise any of the foregoing rights, this failure shall not constitute a waiver of such right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response: In response to the Staff’s comment, the Company hereby supplementally confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, it will inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

March 5, 2014

6.	With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: In response to the Staff’s comment, the Company hereby supplementally confirms its understanding that when a condition is triggered and it decides to proceed with the offer anyway, then depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. The Company confirms to the Staff that it will not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

Certain United States Federal Income Tax Considerations, page 17

7.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend. Apply this comment to the same language in the letter of transmittal.

Response: In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 2 (including both the OTP and the Letter of Transmittal) to delete the legend as requested.

Letter of Transmittal

8.	We note in instruction 8 (page 8) of the letter of transmittal the disclosure that you may assert a condition “regardless of the circumstances, including any action or inaction by AMD.” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the referenced language to exclude your reference to actions or inactions by the company.

Response: In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 2 to delete the referenced language as requested.

*      *      *

March 5, 2014

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3051, by email at robert.phillips@lw.com, or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips of Latham & Watkins LLP

cc:	Harry A. Wolin, Esq., Advanced Micro Devices, Inc.

Linda Lam, Esq., Advanced Micro Devices, Inc.

Zoe Vantzos, Esq., Advanced Micro Devices, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP